UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Compass Diversified Trust

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(Name of Issuer)

SHARES (1)

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(Title of Class of Securities)

20451Q104

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(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 7, 2008

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Each Share represents one undivided interest in the property of the Compass Diversified Trust (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

CUSIP NO. 20451Q104	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON
Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
20-0654530

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []

(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7.	SOLE VOTING POWER
-0-

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8.	SHARED VOTING POWER
1,504,100**

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9.	SOLE DISPOSITIVE POWER
-0-

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10.	SHARED DISPOSITIVE POWER
1,504,100**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,504,100**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%**

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14.	TYPE OF REPORTING PERSON
OO ( Limited Liability Company)

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** See Item 5

CUSIP NO. 20451Q104	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON
Kevin A. Richardson, II

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER
-0-

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8.	SHARED VOTING POWER
1,504,100**

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9.	SOLE DISPOSITIVE POWER
-0-

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10.	SHARED DISPOSITIVE POWER
1,504,100**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,504,100**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%**

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14.	TYPE OF REPORTING PERSON
IN ( Limited Liability Company)

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** See Item 5

CUSIP NO. 20451Q104	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON
Henry J. Lawlor, Jr.

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []

(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER
-0-

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8.	SHARED VOTING POWER
1,504,100**

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9.	SOLE DISPOSITIVE POWER
-0-

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10.	SHARED DISPOSITIVE POWER
1,504,100**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,504,100**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 20451Q104	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON
Murray A. Indick

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER
-0-

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8.	SHARED VOTING POWER
1,504,100**

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9.	SOLE DISPOSITIVE POWER
-0-

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10.	SHARED DISPOSITIVE POWER
1,504,100**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,504,100**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 20451Q104	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON
Charles E. McCarthy

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []

(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER
-0-

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8.	SHARED VOTING POWER
1,504,100**

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9.	SOLE DISPOSITIVE POWER
-0-

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10.	SHARED DISPOSITIVE POWER
1,504,100**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,504,100**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 20451Q104	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on August 3, 2006 by Prides Capital Partners, L.L.C., a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick and Charles E. McCarthy. This amendment to the Schedule 13D relates to trust shares of Compass Diversified Trust (the “Trust”), a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is Sixty One Wilton Road, Second Floor Westport, CT 06880. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

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(a),(b) According to the Issuer’s 10-Q filed on November 9, 2007, there were 31,525,000 shares of Compass Diversified Trust issued and outstanding as of November 1, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 1,504,100 shares of Trust shares, representing 4.8% of the shares outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick and Charles E. McCarthy are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

CUSIP NO. 20451Q104	SCHEDULE 13D

(c) During the last 60 days, the Reporting Persons sold the following Shares in the open market:

Trade Date	Shares	Price/Share
11/20/2007	7,300	14.82
11/21/2007	20,000	14.33
12/04/2007	15,000	15.16
12/05/2007	15,000	15.39
12/06/2007	10,000	15.39
12/07/2007	25,000	15.56
12/10/2007	5,300	15.27
12/11/2007	2,700	15.20
12/12/2007	5,000	15.08
12/17/2007	7,900	15.00
12/20/2007	20,000	15.10
12/21/2007	5,000	15.62
12/24/2007	4,500	15.46
12/26/2007	5,000	15.42
1/07/2007	206,700	15.27
1/08/2007	23,498	15.27
1/9/2008	7,000	14.74
1/10/2008	66,102	14.59

(d) Not applicable.

(e) As of January 9, 2008, the Reporting Persons ceased ownership of more than five percent of the shares of Common Stock.

Item 7. Material to be Filed as Exhibits

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Exhibit A Joint Filing Undertaking.

CUSIP NO. 20451Q104	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2008

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	By: Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

CUSIP NO. 20451Q104	SCHEDULE 13D

Exhibit A
JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: January 14, 2008

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	By: Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact